

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 29, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of New Beginnings Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Common Stock and one Redeemable Warrant
- Common Stock, par value $0.0001 per share
- Redeemable Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50

Sincerely,